Hippos & Hashbrowns
Profit & Loss
Accrual
Jan 1, 2021 - December 31, 2021

		2021
Sales	$	85,896
Cost of Goods Sold	$	24,130
Gross Profit	$	61,766
Expenses		
Advertising	$	1,271
Auto	$	-
Commission	$	-
Contract Labor	$	25,944
Insurance	$	299
Legal & Professional Services	$	135
Office Expense	$	189
Rent	$	19,035
Meals & Entertainment	$	184
Other	$	2,638
Total Expenses	$	49,695
Profit/(Loss)	$	12,071

Hippos & Hashbrowns
Balance Sheet
Accrual
As Of December 31, 2021

		2021
Checking	$	3,869
Inventory - Ingredients	$	2,100
Prepaid Expense	$	399
Kitchen Equipment	$	2,500
Accumulate Dep	$	(2,500)
Total Assets	$	6,368
Credit Card	$	14,400
Owner Draws	$	(20,103)
Owner Contributions	$	-
Net Income	$	12,071
Total Owner Equity	$	(8,032)
Liability & Equity	$	6,368

Hippos & Hashbrowns
Statement of Cash Flows
As Of December 31, 2021

		2021
Cash At Beginning of Period	$	14,733
Operating Activities		
Net Income	$	12,071
Adj to Net Income - Auto Miles	$	-
Adj to Net Income - Meals	$	(184)
Adj for Prepaid Exp	$	(100)
Adj Changes in Inventory	$	(100)
Net Cash From Operations	$	11,687
Financing Operations		
Changes In Credit Card Balance	$	1,631
Owners Draws	$	(24,182)
Owner Contributions	$	-
Net Cash From Financing	$	(22,551)
Cash At End of Period	$	3,869